Mail Stop 3561

November 7, 2006

Myongsu Kong
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street
New York, NY 10013

Re: Citigroup Mortgage Loan Trust Inc.
Registration Statement on Form S-3
Filed October 25, 2006
File No. 333-138237

Dear Mr. Kong,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. The cover page of your base prospectus indicates that you may use several specific types of credit enhancement as well as "other types of credit support" and "cash flow agreements and other financial assets." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language quoted above as well as any other similar language throughout the filing.

5. Please revise throughout your filing to use the terminology set forth in Regulation AB. For example, we note that on the cover pages of your supplements and base prospectus, as well as throughout the summaries, you refer to "the trust" when it appears that you are referring to the issuing entity. Revise throughout as appropriate.

Prospectus Supplements

Cover Page

6. Please revise the cover pages of your prospectus supplements to include all of the information required by Item 1102 of Regulation AB. For example, we note that neither cover page includes the statement required by Item 1102(d) of Regulation AB. Additionally, the cover page of your second prospectus supplement does not appear to name the sponsor or include information regarding the distribution frequency and first expected distribution date for the securities. Refer to paragraphs (a) and (g) of Item 1102 of Regulation AB.

Myongsu Kong
Citigroup Mortgage Loan Trust Inc.
November 7, 2006
Page 3

Annex II

7. We note that your first prospectus supplement includes a table entitled, "Historical Delinquency of the Mortgage Loans Since Origination." Please revise this table to provide the information required by Item 1100(b) of Regulation AB. For example, instead of providing information regarding how many times a particular loan has been 30 days delinquent, revise to present delinquency information in 30 or 31 day increments beginning with assets that are 30 or 31 days delinquent, as applicable, through the point that assets are written off.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Myongsu Kong
Citigroup Mortgage Loan Trust Inc.
November 7, 2006
Page 4

information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 912-7751
        Mr. Richard M. Horowitz, Esq.
        Mr. Mark A. Russo, Esq.
        Thacher Proffitt & Wood LLP